Exhibit 99.1

Draganfly to Present at Gravitas’ 4th Los Angeles Summit

Los Angeles, CA. May 26, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer is pleased to announce it will be presenting at Gravitas’ 4th Los Angeles Summit, which will be taking place at The Beverly Hills Hotel from Sunday, June 4th to Tuesday, June 6th, 2023, in Beverly Hills, California.

President and CEO of Draganfly, Cameron Chell, is scheduled to present on Monday, June 5th, 2023, at 10:30 AM PDT. Mr. Chell will also be fielding investor questions during the in-person summit.

“I am thrilled to join Gravitas’ 4th Los Angeles Summit as a presenter and look forward to having the opportunity to share Draganfly’s progress over the past year,” said Cameron Chell, President and CEO of Draganfly. “With the establishment of our expanded production facility, the launch of additional drone operations in Ukraine, and the announcement of several strategic partnerships, Draganfly continues to establish itself as one of the cornerstone players within the thriving drone industry. This summit serves as a platform to share our journey of growth, innovation, and our vision for the future.”

Gravitas’ 4th Los Angeles Summit will feature public and private companies across various industries that will be given the opportunity to present to a highly selective audience of venture capital, family office, and institutional investors attending from Canada, the United States, and abroad. For registration details, please visit https://bit.ly/41VXE8w.

Summit Details:

Event: Gravitas’ 4th Los Angeles Summit

Format: Presentations and Q&A

Presentation Dates: Monday, June 5th and Tuesday, June 6th, 2023

Time: 9:00 AM PDT – 4:00 PM PDT

Venue: In-person at The Beverly Hills Hotel

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, ”anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding the Company presenting at Gravitas’ 4th Los Angeles Summit. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the previous outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.